UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                    Central Vermont Public Service Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   155771108
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                                 (CUSIP Number)

                                  Jerry Zucker
                         c/o The InterTech Group, Inc.
                              Post Office Box 5205
                           North Charleston, SC 29405
                                 (843) 744-5174
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                with a copy to:
                            George S. King, Jr., Esq.
                          Haynsworth Sinkler Boyd, P.A.
                              Post Office Box 11889
                         Columbia, South Carolina 29211
                                 (803) 779-3080

                                 July 18, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                     Page 2 of 6
                                  SCHEDULE 13D
CUSIP NO.  155771108

1. NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

    Jerry Zucker
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                    (b) [ ]
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3. SEC USE ONLY

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4.     SOURCE OF FUNDS
       PF
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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e) [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION USA
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7. SOLE VOTING POWER

          1,129,400
     ---------------------------------------------------------------------------
     8. SHARED VOTING POWER

          2,000
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     9. SOLE DISPOSITIVE POWER

          1,129,400
     ---------------------------------------------------------------------------
     10. SHARED DISPOSITIVE POWER

          2,000
     ---------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,131,400
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12.  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES (See
     Instructions ) [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.2%
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14. TYPE OF REPORTING PERSON (See Instructions)

     IN
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

Item 1.     Security and Issuer

     Common stock of Central Vermont Public Service Corporation, 77 Grove Street, Rutland, Vermont 05701 (the "Issuer").

Item 2.     Identity and Background


     Jerry Zucker is a natural person who resides at 16 Buckingham Drive, Charleston, South Carolina 29407. Mr. Zucker's principal occupation is as the chief executive officer of The InterTech Group, Inc., Post Office Box 5205, North Charleston, South Carolina 29406. Mr. Zucker has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws. Mr. Zucker is a citizen of the State of South Carolina and the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

     807,400 shares of common stock as to which this filing relates were purchased for $17,520,096.05 with personal funds. An additional 171,600 shares were purchased for $3,598,720.98 with personal funds. A further 152,400 shares were purchased for $2,855,029.61 with personal funds.

Item 4.     Purpose of Transaction

Mr. Zucker purchased the shares for investment purposes. Mr. Zucker is continuing to review the performance of his investment and his investment alternatives. As part of his ongoing review of his investment in the Shares, Mr. Zucker may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer in the open market or in privately negotiated transactions. Mr. Zucker may explore other alternatives with respect to his investment in the Shares, including but not limited to an extraordinary corporate transaction involving the Issuer, changes in the present board of directors or management of the Issuer, or changes in the Issuer's business or corporate structure. Although the foregoing reflects activities presently contemplated by Mr. Zucker with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that Mr. Zucker will take any of the actions referred to above.

Except as set forth in the preceding paragraph, as of the date hereof, Mr. Zucker does not have any plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)      An   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Zucker reserves the right to effect any such actions as he may deem necessary or appropriate in the future.

Item 5.     Interest in Securities of the Issuer

     Mr. Zucker beneficially owns 1,131,400 shares, or 9.2%, of the Issuer's common stock. He has sole voting, investment and dispositive power with respect to 1,129,400 and shares voting, investment and dispositive power with family members as to 2,000.

     The following shares were acquired in market transactions through brokers since June 14, 2005, the last date of a transaction previously reported on
Schedule 13D:

                                                        Per Share
            Shares                 Date                   Price
            ------                 ----                   -----

            9,000                  06/17/2005            19.3300
            3,800                  06/27/2005            18.1185
           10,000                  06/28/2005            18.2500
           20,000                  06/29/2005            18.5896
            5,000                  06/29/2005            18.5800
            5,000                  06/29/2005            18.6000
            5,000                  06/29/2005            18.5354
            2,200                  06/29/2005            18.4636
           25,000                  06/30/2005            18.6895
            2,600                  06/30/2005            18.4065
            1,800                  07/07/2005            18.5750
              300                  07/15/2005            18.7133
           25,000                  07/18/2005            18.8000
           23,500                  07/18/2005            18.8500
           10,000                  07/18/2005            18.8000
            3,000                  07/18/2005            18.8100
            1,200                  07/18/2005            18.8000

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item 7.  Material to be Filed as Exhibits


         (a)   Power of Attorney

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 19, 2005


                                              s/ Jerry Zucker
                                              -----------------------
                                              Jerry Zucker

                                                                     Exhibit (a)

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that Jerry Zucker hereby makes, constitutes and appoints M. Jerry Garfinkle and Robert B. Johnston, each of them acting individually, his true and lawful attorneys, with power to act without the other and with full power of substitution, to execute, deliver and file in his name and on his behalf, with the Securities and Exchange Commission (the "Commission") reports (and amendments and supplements thereto) relating to beneficial ownership of securities in Central Vermont Public Service Corporation on Schedule 13D under the Securities Exchange Act of 1934, and on such other forms as may be promulgated from time to time by the Commission; and Jerry Zucker grants to said attorneys, and each of them, full power and authority to do and perform each and every act and thing whatsoever as said attorneys or attorney may deem necessary or advisable to carry out fully the intent of this power of attorney to the same extent and with the same effect as he might or could do personally and he hereby ratifies and confirms all acts and things which said attorneys or attorney might do or cause to be done by virtue of this power of attorney and his signature as the same may be signed by said attorneys or attorney to any or all of the following (and/or any and all amendments and supplements to any or all thereof): Schedule 13D and any other forms promulgated by the Commission for the purpose of reporting beneficial ownership or changes in beneficial ownership of securities, with respect to securities owned or hereafter acquired by him in Central Vermont Public Service Corporation.

         IN WITNESS WHEREOF, Jerry Zucker has hereunto set his hand, this 6th day of May, 2005.


                                            /s/Jerry Zucker
                                            -------------------------------
                                            Jerry Zucker